# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zepp Health Corp, CIK 0001720446
CUSIP: 98945L204
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: BUILDING B2, ZHONG'AN CHUANGGU, TECHNOLO, PARK NO.900, WANGJIANG WEST RD, HEFEI, China (F4), 230088
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-003060
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Zepp Health Corp
Address of issuer's principal executive offices: Edisonweg 44 - B08, 4207 HG Gorinchem, The Netherlands

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), of Zepp Health Corporation (the "Issuer") that were held, in the form of American Depositary Shares ("ADSs"), by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to the Class A Ordinary Shares that were held, in the form of ADSs, by an investment fund managed by Point72 Asset Management; and (iii) Steven A. Cohen ("Mr. Cohen") with respect to the Class A Ordinary Shares that were beneficially owned, in the form of ADSs, by Point72 Asset Management and Point72 Capital Advisors Inc.

There is no CUSIP number assigned to the Class A Ordinary Shares. The CUSIP Number 98945L204 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol "ZEPP."
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2026)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2026)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2026)